Exhibit 99.1

ELBIT IMAGING LTD. CALLS 2014 ANNUAL SHAREHOLDERS MEETING

Tel Aviv, July 10, 2014, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that it has scheduled its 2014 annual shareholders meeting to take place Thursday, August 14, 2014 at 11:00 a.m. (Israel time), at the offices of the Company, located at 5 Kinneret Street, Bnei Brak, Israel. The record date for the meeting is July 15, 2014.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about July 18, 2014, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

1.	To re-elect the following members of our Board of Directors: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomi Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni;

2.
To authorize our Board of Directors to effect a reverse share split of all of our ordinary shares, no par value (the “Shares”), at a ratio not to exceed one-for-twenty, and to approve related amendments to our Memorandum and Articles of Association;

3.	To approve for Mr. Ron Hadassi to serve as our Chairman of the Board and acting Chief Executive Officer until no later than March 31, 2015;

4.	To approve a compensation policy for our directors and officers;

5.	To approve the compensation for our Chairman, Mr. Ron Hadassi;

6.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz;

7.	To approve compensation for our non-external directors;

8.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

9.	To discuss our financial statements for the years ended December 31, 2012 and 2013.

Items 1, 2 and 8 require the approval of a simple majority of the shares voted on the matter.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Item 3 requires the approval of a majority of the shares voted on the matter, provided that such majority includes at least (i) two-thirds of the shares of shareholders who are neither “controlling shareholders” nor have a “personal interest” merely as a result of relationship with the controlling shareholder; or the total number of shares voted against the resolution by the disinterested shareholders does not exceed 2% of the company’s voting power.

Items 4,5,6 and 7 require the approval of a majority of the shares voted on the matter, provided that such majority includes a majority of shareholders who are neither “controlling shareholders” nor have a “personal interest” merely as a result of relationship with the controlling shareholder; or the total number of shares voted against the resolution by the disinterested shareholders does not exceed 2% of the company’s voting power; provided however, that if Item 4 is approved in the manner detailed herein, Items 5,6 and 7 will require the approval of a simple majority of the shares voted on the matter.

Item 9 will not require a vote of the shareholders.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

For Further Information:
Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com